SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Cherokee Inc.

(Name of Issuer)

Common Stock, $.02 par value per share

(Title of Class of Securities)

16444H102

(CUSIP Number)

August 3, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16444H102	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Gordon Brothers Brands, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 795,331 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 795,331 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,331 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents an immediately exercisable warrant to purchase 795,331 shares of the Issuer’s Common Stock, par value $.02 per share (the “Common Stock”) held by Gordon Brothers Brands, LLC (“GBB”) as of August 3, 2018.

(2)

This percentage is calculated based upon 14,001,200 shares of the Common Stock outstanding as of June 7, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending May 5, 2018, filed with the Securities and Exchange Commission on June 14, 2018.

CUSIP NO. 16444H102	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Gordon Brothers Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 795,331 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 795,331 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,331 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents an immediately exercisable warrant to purchase 795,331 shares of the Issuer’s Common Stock, par value $.02 per share (the “Common Stock”) held by Gordon Brothers Brands, LLC (“GBB”) as of August 3, 2018.

(2)

This percentage is calculated based upon 14,001,200 shares of the Common Stock outstanding as of June 7, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending May 5, 2018, filed with the Securities and Exchange Commission on June 14, 2018.

CUSIP NO. 16444H102	13G	Page 4 of 6 Pages

Item 1(a)	Name of Issuer:

Cherokee Inc.

Item 1(b)	Address of issuer’s principal executive offices:

5990 Sepulveda Boulevard

Sherman Oaks, CA 91411

Items 2(a)	Name of Reporting Persons filing:

Gordon Brothers Brands, LLC (“GBB”)

Gordon Brothers Group, LLC (“GBG”)

Item 2(b)	Address or principal business office or, if none, residence:

Prudential Tower

800 Boylston Street, 27th Floor

Boston, MA 02199

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
GBB	Delaware Limited Liability Company
GBG	Delaware Limited Liability Company

Item 2(d)	Title of class of securities:

Common Stock, $.02 par value per share

Item 2(e)	CUSIP Number:

16444H102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 3, 2018:

Reporting Persons	Shares of Common Stock Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)
GBB (2)	795,331	0	795,331	0	795,331	795,331	5.4%
GBG (3) (4)	0	0	795,331	0	795,331	795,331	5.4%

(1)

This percentage is calculated based upon 14,001,200 shares of the Common Stock outstanding as of June 7, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending May 5, 2018, filed with the Securities and Exchange Commission on June 14, 2018.

(2)	GBB owns an immediately exercisable warrant to purchase 795,331 shares of the Common Stock.
(3)

As the sole member of GBB, GBG controls GBB, including with respect to voting and investment power over the shares of Common Stock that are, or may be deemed to be, beneficially owned by GBB, and is a beneficial owner of such shares of Common Stock.

(4)

Each individual member of GBG’s investment committee has disclaimed beneficial ownership of the shares of Common Stock that are, or may be deemed to be, beneficially owned by GBB. This report shall not be construed as an admission that such persons are the beneficial owners of the Common Stock for any purpose.

CUSIP NO. 16444H102	13G	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 16444H102	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2018

GORDON BROTHERS BRANDS, LLC

By:	/s/ Michael P. Muldowney
Name:	Michael P. Muldowney
Title:	Chief Financial Officer, Vice President & Treasurer

GORDON BROTHERS GROUP, LLC

By:	/s/ Michael P. Muldowney
Name:	Michael P. Muldowney
Title:	Chief Financial Officer & Vice President

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement